EXHIBIT I

SECURITIES AND EXCHANGE COMMISSION

(Release No.                     )


     National Grid Group plc ("National Grid"), National Grid (US) Holdings Limited, and National Grid (US) Investments, located at Kirby Corner Road, Coventry, CV48JY, United Kingdom and National Grid USA, 25 Research Drive, Westborough, MA 01582, (collectively, the "Applicants"), each a holding company registered under the Public Utility Holding Act of 1935 (the "Act"), have filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the Act and Rule 45(a) thereunder.

     Applicants propose to make certain changes to the financing authority for the National Grid system granted in an order of the Commission dated March 15, 2000, Holding Co. Act Release No. 27154 (the "March Order"). In particular, Applicants propose the following transactions:

(1) National Grid proposes to increase the aggregate amount of convertible bonds that it may issue under the March Order from $1 billion to $2 billion while maintaining the overall $4 billion limit on securities (excluding guarantees) issued by National Grid unchanged;

(2) National Grid proposes to finance the intermediate registered holding companies that are direct or indirect parent companies of National Grid USA ("Intermediate Companies") and National Grid USA with loans from National Grid, associate companies outside the National Grid USA ownership chain, and/or with loans from an indirect parent holding company, and;

(3) The Intermediate Companies propose to enter into currency derivatives with National Grid and associate companies outside the National Grid USA ownership chain. The proposed transactions are described in more detail below.


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     National Grid requests the increase in convertible bond financing authority to provide additional flexibility to execute its financing program. The company is considering issuing convertible bonds in the near future with a likely program size of $1 billion. If market conditions are favorable at the time of issuance, however, National Grid would like the flexibility to increase the size of the offering. The proceeds of the sale of the convertibles will be used in whole or in part to retire existing debt of National Grid.

     The March Order authorizes National Grid to issue equity and debt securities in an aggregate amount at any one time outstanding not to exceed $4 billion ("Aggregate Limitation") during an Authorization Period that extends to May 31, 2003. National Grid's authorization is further subject to limits on the types and amounts of securities that may be issued during the Authorization Period. Within the overall Aggregate Limitation, the following sub-limits apply:

Type of Security                                Issuance Limitation

Equity Securities

     Ordinary Shares                               $500 million

     Preferred Securities                          $100 million

Debt Securities

     Bank Debt                                       $3 billion

     Commercial Paper                                $3 billion

     Convertible Bonds                               $1 billion

     Nonconvertible Bonds                            $3 billion


National Grid proposes to increase the limit applicable to the issuance of convertible bonds to $2 billion. The Aggregate Limitation, as well as the various terms and conditions of National Grid's financing authority set forth in the March Order, would remain unchanged.

     The bonds would be exchangeable into ordinary shares of Energis plc (a National Grid subsidiary engaged in telecommunications in the U.K and certain other countries),/1 or perhaps National Grid. Convertible bonds allow investors to obtain higher income than they may receive from ordinary shares, while benefiting from greater appreciation potential than regular bonds. The convertible feature also allows National Grid to enhance the marketability of a bond issuance, perhaps allowing National Grid to price the issuance at an interest rate lower than straight bonds of equal maturity and credit quality. The lower interest rates possible with convertible bonds serves to reduce National Grid's fixed debt burden in connection with an issuance, thus making National Grid financially more robust and a better risk.

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1. As of March 31, 2000,  National Grid held 36.3% of the outstanding  ordinary shares of Energis plc.

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     National Grid proposes to finance the  Intermediate  Companies and National
Grid USA with loans from National Grid, associate companies outside the National Grid USA ownership chain (i.e., loans from "foreign" associate companies including National Grid Holdings Limited, a foreign utility company, and its subsidiaries), and/or with loans from an indirect parent holding company.


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     From  time-to-time,  it may be  advantageous  for an  Intermediate  Company and/or National Grid USA to borrow funds from an associate company on the foreign utility company ("FUCO") side of the National Grid system (i.e., National Grid Holdings Limited or its direct or indirect subsidiaries) or from the parent of its immediate parent company (or a more remote company), for example a loan from National Grid (US) Investments ("NGUSI") to National Grid USA. Such loans allow National Grid more flexibility to meet the short-term working capital requirements of National Grid USA and its subsidiaries where the funds could be raised more cheaply by National Grid than by National Grid USA or its subsidiaries. Loans from associate companies in the system also allow the efficient use of surplus cash. For example, surplus cash available in the FUCO side may be loaned directly to National Grid USA or a direct or indirect subsidiary. Such direct loans minimise having cash on deposit within the National Grid group when other companies have borrowings.

     Both National Grid USA and National Grid maintain unused committed bank facilities to provide assured liquidity to meet variations in working capital requirements. The banks charge fees in connection with the facilities. The financial flexibility to loan funds to National Grid USA and the Intermediate Companies will allow facilities made available to National Grid to be used as and when needed to loan funds to National Grid USA. An element of duplication could thus be avoided and a portion of National Grid USA's bank facilities could be cancelled, with a consequent savings of bank facility commitment fees.

     As required by the March Order, loans to National Grid USA (and any of its direct or indirect subsidiaries) from any company in the National Grid system would bear interest at rates designed to parallel the effective cost of debt capital of National Grid. In addition, the Commission's equity capitalization standard and all other terms of the March Order applicable to National Grid USA, its utility subsidiary companies and the Intermediate Companies would continue to apply. Funds would not be lent from the Intermediate Companies or National Grid USA to any companies on the FUCO side of the National Grid system.

     The Intermediate Companies also propose to enter into currency derivatives with National Grid and associate companies outside the National Grid USA ownership chain. The proposed authority will allow National Grid more flexibility to structure its ownership of National Grid USA through the Intermediate Companies in a tax efficient manner and to manage foreign exchange risk. Any derivative transactions to be undertaken under the authority requested in the Application would be to facilitate the equity financing of the Intermediate Companies or to accommodate foreign exchange hedging and would be limited to transactions within the National Grid System. The derivatives transactions would not involve National Grid USA or its subsidiaries.

     The  application-declaration  and any amendments  thereto are available for
public  inspection   through  the  Commission's   office  of  Public  Reference.


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Interested  persons  wishing to comment or request a hearing should submit their views in  writing  by______________,  2001,  to the  Secretary,  Securities  and
Exchange   Commission,   Washington,   DC  20549,   and  serve  a  copy  on  the
applicant-declarant at the address specified above. Proof of Service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.


                                                    Jonathan G. Katz


                                                    Secretary


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